

February 26, 2010

Mr. E. Larry Ryder
Executive VP – Finance and Administration and Chief Financial Officer
Hooker Furniture Corporation
440 East Commonwealth Blvd.
Martinsville, VA 24112

Re: **Hooker Furniture Corporation**
             Form 10-K for the year ended February 1, 2009
             File No. 0-25349

Dear Mr. Ryder:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Pam Long, Assistant Director, at (202) 551-3765 or to the undersigned at (202) 551-3355.

                                        Sincerely,

                                        Terence O'Brien
                                        Branch Chief